

August 10, 2010

Room 7010

Toshiaki Kuzuoka
Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

  Re: Hitachi, Ltd.
    Form 20-F for Fiscal Year Ended March 31, 2010
    Filed June 29, 2010
    File No. 001-08320

Dear Mr. Kuzuoka:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

1. We note the statements "Although we have listed certain risks that may affect our businesses in this section, the list is not exhausted. Other risks that are currently unknown or that are not currently considered as significant as those described in this section may also affect our businesses in the future." Since Hitachi, Ltd. is required to disclose all risks that it believes are material at this time, please delete the statements in future filings.

Item 5. Operating and Financial Review and Prospects, page 28
B. Liquidity and Capital Resources, page 46

2. Considering the unstable economy and tightening of the credit markets, please revise, future filings, to disclose the specific covenants included in your committed credit arrangements, to the extent future non-compliance of any covenant in any of these agreements is reasonably likely. You currently disclose on page 46 that your credit arrangements are subject to financial and other covenants and conditions prior to and after drawdown and credit under these lines is limited. Please revise disclosure in future filings to discuss the specific conditions that limit credit availability and to include actual ratios/amounts for each period and the required ratios/amounts as well as show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Notes to Consolidated Financial Statements, page F-13
(2) Basis of Presentation and Summary of Significant Accounting Policies, page F-13
(4) Inventories, page F-33

3. We note that inventory accounted for approximately 14% of total assets as of March 31, 2010 and represented 25% of the change in operating cash flows. With regard to your inventory balance and its valuation, please revise disclosure, in future filings, to address the following:
    ▪ Your inventory turns decreased during 2010. Given the impact that inventory has had on your liquidity, please revise your MD&A and liquidity section to explain the reasons for the changes in your inventory balance and any variances in the corresponding turnover ratio.
    ▪ Your liquidity section briefly states that your inventory balance decreased as a result of your efforts to reduce inventory. Please tell us and disclose in future filings, whether these "efforts" were a part of an inventory reduction initiative and if so, the steps, if any, you plan to implement in future periods to reduce inventory further, the impact these efforts or continued efforts have had or will have on operations and liquidity and the extent current market conditions may result in further adjustments to your inventory value.

(9) Short-term and Long-term Debt, page F-48

4. With regard to your December 2009 issuance of ¥100,000 million convertible bonds due 2014, tell us how you determined that bifurcation of any of the embedded features was not necessary and your basis in the accounting literature. Ensure that your response

addresses the contingent conversion features, the nature of the "standard dilution provisions" and how the dilution provisions were considered in your analysis.

Valuation and Qualifying Accounts, page F101

5. With regards to your allowance for doubtful accounts, we note that reserve balance is significantly higher than your historical charge offs. Please provide us with an aging of your March 31, 2010 accounts receivable balance and a detailed explanation of your charge-off policy, specifically addressing the timeline for charging off certain accounts. Please revise future filings to enhance your allowance for doubtful accounts critical accounting policy to discuss the above information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M.

Kelly, Senior Counsel, at (202) 551-3728 or Pamela A. Long, Associate Director, at (202)551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief